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RECEIVED

2005 MAR -9 P 2: 58

OFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Elliot B. Staffin

By Courier

Our Ref 我所文號   SYL

1 March 2005

05006553

Dear Ladies and Gentlemen:

Re: Dairy Farm International Holdings Limited, Mandarin Oriental International Limited, Hongkong Land Holdings Limited and Jardine Cycle & Carriage Limited – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 – Notification regarding Exemption Numbers 82-2962, 82-2955, 82-2964 and 82-3163

This letter is being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of Dairy Farm International Holdings Limited, Mandarin Oriental International Limited and Hongkong Land Holdings Limited, companies incorporated with limited liability in Bermuda, and Jardine Cycle & Carriage Limited, incorporated with limited liability in Singapore, respectively (the "**Jardine Companies**").

The Commission has granted the Jardine Companies exemption numbers 82-2962, 82-2955, 82-2964 and 82-3163, respectively.

The Jardine Companies wish to notify the Commission that they will no longer furnish the information required pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act, as they have in the past in order to qualify for the exemption under Rule 12g3-2(b), as they no longer intend to rely on such exemption.

SOLICITORS
Resident Partners
Simon James Davies, Stephen Fletcher, Patrick Fontaine, James Gardner, Marc Harvey, Dean Lockhart, K.M. Teresa Ma, Andrew Malcolm, Zili Shao, Melvin Sng, Dominic Tsun, Jeremy Webb, Betty Yap
Non-resident Partners
Celia C.L. Lam
Consultants
Vanessa K.L. Poon, Kelly Quinn, Christopher Stonehill, David Yun
REGISTERED FOREIGN LAWYERS
Trevor Clark (Partner, Linklaters London, Resident in Hong Kong)
Christopher Kelly (Partner, Linklaters London, Resident in Hong Kong)
Sanghoon Lee (Partner, Linklaters New York, Resident in Hong Kong)
John Maxwell (Partner, Linklaters London, Resident in Hong Kong)
Patrick J. Sheil (Partner, Linklaters New York, Resident in Hong Kong)

Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.
A04690141/0.4/01 Mar 2005

PROCESSED

MAR 22 2005

THOMSON
FINANCIAL

Linklaters

If you have any questions regarding this notification, please contact Sang Lee at (852) 2842 4813 or Alex Cheung at (852) 2842 4800 at Linklaters.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter in the envelope provided.

Yours sincerely

Sanghoon Lee